

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 3, 2009

Kishore Seendripu, Ph.D.
President and Chief Executive Officer
MaxLinear, Inc.
2051 Palomar Airport Road, Suite 100
Carlsbad, CA 92011

>   **Re: MaxLinear, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 6, 2009**
>   **File No. 333-162947**

Dear Dr. Seendripu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.

2.   Please provide us a copy of all artwork that you intend to include in your prospectus.

Prospectus Summary, page 1

3.   Please provide us independent, objective support for your statements on pages 1,
        57 and 60 that you are a leading provider of highly integrated, radio frequency
        analog and mixed semiconductor solutions for broadband communications
        applications. Please also revise your document to disclose the basis for that
        determination. For example, are you a leader based on revenues, products
        offered, or some other measure?

4.   Please also revise your summary to identify more specifically the markets where
        you presently compete. In this regard, we note your summary disclosure
        emphasizes the "wide range of electronic devices" in which your current products
        are used, but your disclosures in the Risk Factors and Management's Discussion
        and Analysis indicate that a large majority of your revenues are attributable to
        sales of products to Japanese manufacturers of applications for the mobile
        electronic device market and the automotive display market, and to Chinese
        manufacturers of set top boxes for sale in the European market.

5.   Please revise to disclose in the summary that you operate an outsourcing business
        model that utilizes third-party foundry and assembly and test capabilities.

6.   We note your disclosure on page 38 that substantially all of your sales to the
        customers you identify here in the summary, risk factor, MD&A and business
        section are end users who purchase your products through distributors based in
        Asia. Please revise your summary to clarify that you actually sell the products to
        and are paid by the distributors. Also, given that 87% and 56% of your total net
        revenues in the year ended December 31, 2008 and the nine-month period ending
        September 30, 2009, respectively, were attributable to distributor Tomen
        Electronics Corporation, in your summary please identify Tomen and quantify the
        portion of your revenues that are attributable to Tomen.

7.   If you elect to highlight your revenues in the prospectus summary, please revise to
        add disclosure regarding your net income or loss during the same periods for
        which you discuss your revenues. Also indicate that you have incurred
        substantial losses from the time of you incorporation and disclose the amount of
        your accumulated deficit.

8.   Please tell us whether all industry data you cite in your document is publicly
        available. Also tell us whether:

        • you commissioned the industry reports;
        • the industry reports were prepared for use in your registration statement;
        • you are affiliated with the sources of the industry reports; and

- the sources of the reports consented to your use of their data in this registration statement.

9.   Your disclosure indicates that you currently provide semiconductor solutions for broadband communications applications, but we also note your statement in the first bullet point on page 3 broadly identifying the "broadband communications and connectivity markets" as additional high growth end markets that you intend to address. Please revise your disclosure in the summary and elsewhere, as applicable, to identify more specifically and to delineate between the end markets in which you currently compete and those in which you intend to compete.

Risks Affecting Us, page 3

10. Please disclose here or elsewhere in the summary the effect that your dual class structure will have on Class A shareholders' ability to influence corporate matters.

Risk Factors, page 7

Our operating results are subject to substantial quarterly and annual fluctuations…, page 15

11. Please reconcile your disclosure on page 15 regarding "significant… internal manufacturing overhead costs" with your disclosure on page 10 that you do not have your own manufacturing facilities.

Our business, financial condition and results of operations…, page 19

12. We note your disclosure in the final full paragraph on page 20. With a view to possible enhanced risk factor and MD&A disclosure, please tell us when you terminated your distribution relationship with Polar Star International. Further, tell us the period during which your shipments to Hong Kong and Mainland China were delayed and whether these delays continue. Please also tell us whether you have located an alternate distributor. Finally, if material, please also quantify the impact of the delays on your results from operations.

Special Note Regarding Forward-Looking Statements, page 29

13. Refer to the final paragraph on page 29. It is inappropriate to disclaim responsibility for your disclosure. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 41

Comparison of the Nine Months Ended September 30, 2008 and 2009, page 43

Selling, General and Administrative, page 44

14.   Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that "the balance of the increase reflects increases in commissions, travel and customer support costs, legal and accounting fees, consulting fees and other administrative fees…." However, you do not quantify the impact of each of these factors. Please revise to quantify the impact of each material component of the increase. Refer to Item 303 of Regulation S-K for guidance. Please apply the request in this comment to all your results of operations Management's Discussion and Analysis disclosures.

Comparison of the Fiscal Years Ended December 31, 2006, 2007 and 2008, page 45

Net Revenue, page 45

15.   We note that your revenues increased significantly in 2008 (by approximately 223%) as compared to 2007 and we see from your discussion that this increase is primarily due to a higher volume and the majority of the increase in net revenue in 2008 due to a full year of volume shipments and sales of your mobile digital television RF receiver products for the Japanese mobile handset market, which was released to production in the second half of 2007. Given the significance of the increase in your sales, your discussion appears vague. Please revise to specifically quantify the volume increase with regards to each product, including, in particular your mobile digital television RF receiver products, as well as any price changes and the impact they may have had on your revenues. See Item 303 of Regulation S-K, SEC Release No. 33-8350 and FR-72 for guidance.

Quarterly Results of Operations, page 47

16.   We refer to the first sentence on page 49. Please revise to briefly disclose how you reduced your expenses in response to global economic uncertainty, and reconcile with your disclosure on page 12 that "in the short term, most of [y]our expenses are fixed…."

Business, page 57

Our Solution, page 60

17.   We note your statement under the fourth bullet point that "many competing products consume as much as three to five times the same power" as your MxL5007T receiver product. Please provide independent support for this statement concerning the performance of your products compared to competing products.

Products, page 63

18.   Please provide the three-year revenue history by product or service class as required by Regulation S-K Item 101(c)(1)(i).

Competition, page 67

19.   Please revise to disclose the markets in which you compete with Entropic Communications, Newport Media and Xceive Corporation.

Intellectual Property Rights, page 67

20.   We note your disclosure at the bottom of page 17 that you rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks and trade secrets. Please expand your disclosure to briefly describe the importance of mask works to your business, and, as applicable, please disclose the duration and effect of material mask works, if any.

21.   We note that you have filed your licenses with Texas Instruments and NEC Electronics as material contracts but do not discuss the importance or duration of these licenses in your registration statement. Please revise your disclosure to address these and any other material licenses or tell us why this disclosure is not required. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 77

Objectives of Executive Compensation Programs, page 77

22.   We note your disclosure in the final paragraph of page 77 that your compensation committee intends to adopt a policy regarding the allocation of compensation between cash and equity compensation and among different forms of non-cash compensation. Please disclose whether you expect the committee to adopt this policy prior to the offering. Further, with respect to your statement on page 80

that the compensation committee approved several "near-term policies with respect to executive compensation," clarify what you mean by "near-term."

Cash Incentive Compensation, page 82

23.   We note your disclosure that in early 2009 the Board of Directors approved a bonus structure for 2009 that utilizes a revenue target as a performance objective. Please revise to disclose the specific performance objectives established for this year. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Equity-Based Incentives, page 84

24.   Although we note your disclosure regarding general policies relating to your equity-based incentive compensation, please include a more focused discussion that provides substantive analysis and insight into how the compensation committee determined the actual award amounts. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options awarded to each named executive officer in October 2009 and set forth the rationale for the variances of these awards among the named executive officers.

Principal Stockholders, page 103

25.   In footnote 4 to the table, please identify the individual members of the investment committee which has voting and investment control over the shares held by UMC Capital Corporation.

NASDAQ Global Market or New York Stock Exchange Listing, page 111

26.   Please tell us the status of your anticipated application to list your Class A common stock on the New York Stock Exchange or Nasdaq Global Market.

Financial Statements, page F-1

General

27.   Please update your financial statements to comply with the requirements of Rule
        3-12 of Regulation S-X. All amendments should contain a currently dated
        accountant's consent.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

28.   We see that you began providing rebates to end customers in 2009 and you
        estimate that all rebates will be achieved, reducing the average selling price of the
        product sold under the rebate program. Please respond to the following:

        - Explain in further detail the nature and significant terms of your sales
          transactions with rebate features as well as your accounting for them. We
          note based on your disclosures herein that "Once the targeted level is
          achieved, the deferred revenue is recognized as revenue *as rebated products
          are shipped* to the end customer" it appears customers are billed prior to
          shipment of some products. Please tell us why you believe the point in the
          sales process (for sales transactions with rebate features) you record deferred
          revenue and the related receivable from your customers as well as the amounts
          recorded (for the receivables, deferred revenue and revenue) is appropriate.
        - Clarify whether you bill your customer the original cost, or an adjusted
          amount to reflect the rebates;
        - Tell us how you account for the related costs of sales and at what point in the
          sales process your record the costs. If you defer certain costs, tell us how
          these are included in your balance sheet.
        - Clarify for us how you determine when to recognize deferred amounts as
          revenue and the amount to be recognized. Tell us how you account for
          deferred amounts if a customer does not achieve a "targeted" rebate level and
          the accounting impact of achieving or not achieving a "targeted" rebate level
          on the previously recorded underlying receivables.
        - Finally, provide us with references to the authoritative accounting literature
          that you considered when accounting for these transactions.

Note 5. Convertible Preferred Stock, page F-18

29.   We noted your disclosure refers to your classification as temporary equity in the
        past tense, please tell us if you are currently classifying the shares otherwise and
        explain.

30.   We note that your preferred stock is automatically convertible to common stock
        based on the several factors, including upon the closing of a firmly underwritten
        public offering whereby the public offering per share price is at least $3.60 per
        share and results in gross cash proceeds to the Company of at least $20 million in
        the aggregate. It appears that if your offering price per share is not at least $3.60
        per share and the offering does not raise at least $20 million, the pro forma
        adjustment will not be factually supportable. Please tell us why you believe the
        pro forma adjustment is factually supportable.

31.   In this regard, we note your parenthetical disclosure regarding the $3.60 per share
        price "as may be adjusted." Please tell us and revise your disclosure as necessary
        to explain the terms in which this amount may be adjusted and the amount the
        price per share may be adjusted.

Exhibits

32.   Please file the voting agreement and stockholders agreement referenced on pages
        100-101. Refer to Item 601(b) of Regulation S-K.

Undertakings, page II-7

33.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the
        undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K
        should be included in filings for initial public offerings. Please revise your filing
        to include those undertakings.

Signatures, page II-5

34.   Please ensure that your controller or principal accounting officer has also signed
        the registration statement. Refer to Instruction 1 to the Signatures requirement of
        Form S-1.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Julie Sherman at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Douglas H. Collom, Esq.— Wilson Sonsini Goodrich & Rosati, P.C.